Exhibit 21

SUBSIDIARY COMPANIES

Name of Subsidiary	State or Country of Incorporation
Tronox LLC	Delaware, United States
Tronox Worldwide LLC	Delaware, United States
Tronox Pigments (Holland) B.V.	The Netherlands
Tronox Pigments International GmbH	Switzerland
Tronox Pigments (Savannah), Inc.	Georgia, United States
Tronox Western Australia Pty. Ltd	Western Australia
Tronox Pigments GmbH	Germany
Tronox GmbH	Germany
Tronox Finance (Curacao) N.V.	Netherlands Antilles
Tronox Pigments (Holland) N.V.	Belgium
Tronox Pigments Ltd	Bahamas
Tronox Holdings, Inc.	Delaware, United States
Tronox Luxembourg S.a.r.l.	Luxembourg
Tronox Pigments (Netherlands) B.V.	The Netherlands
Tronox (Luxembourg) Holding S.a.r.l.	Luxembourg
Tronox (Switzerland) Holding GmbH	Switzerland
Tronox Denmark International ApS	Denmark
Tronox International ApS	Denmark

A number of additional subsidiaries are omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of December 31, 2005.